SECURITIES AND EXCHANGE COMMISSION	Page 1 of 19

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ROCKVILLE BANK

401(k) PLAN

25 PARK STREET

ROCKVILLE, CONNECTICUT 06066

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

ROCKVILLE FINANCIAL, INC.

25 PARK STREET

ROCKVILLE, CONNECTICUT 06066

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Financial Statements

The following financial statements are filed as a part of this annual report:

(a)	Financial Statements

1.	Financial statements of The Rockville Bank 401(k) Plan as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011, including the report of Pue, Chick, Leibowitz & Blezard, LLC with respect thereto.

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THE ROCKVILLE BANK

401(K) PLAN

Together with the Report of Independent

Registered Public Accounting Firm

FINANCIAL STATEMENTS

December 31, 2012 and 2011

SUPPLEMENTAL SCHEDULES

December 31, 2012

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THE ROCKVILLE BANK 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm

To the Administrators, Trustees and Participants of

The Rockville Bank 401(k) Plan

Rockville, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Rockville Bank 401(k) Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Rockville Bank 401(k) Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of Assets Held at End of Year and Reportable Transactions, together referred to as “supplemental schedules,” are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants

Vernon, Connecticut

May 31, 2013

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THE ROCKVILLE BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS
Participant-Directed Investments (at fair value):

Mutual funds	$8,822,682	$5,814,872
Rockville Financial, Inc. – Common Stock	4,415,928	3,155,211
Cash and cash equivalents	281,860	4,698
Investment in master trust	2,009,292	1,830,308

Total Participant-Directed Investments	15,529,762	10,805,089

Receivables:

Notes receivable from participants	488,227	429,326
Employer contribution	838,504	566,808

Total Receivables	1,326,731	996,134

Net Assets Available for Benefits at Fair Value	16,856,493	11,801,223
Adjustment from fair value to contract value for fully benefit-responsive investment in master trust	(104,569)	(129,534)

Net Assets Available for Benefits	$16,751,924	$11,671,689

See notes to financial statements

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THE ROCKVILLE BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Contributions:

Participant contributions	$1,144,603	$866,185
Employer cash contributions	838,504	566,808
Other (including rollover contributions)	2,203,522	250,968

Total contributions	4,186,629	1,683,961

Investment income:

Net appreciation in fair value of investments	1,695,794	274,612
Dividends and interest	374,858	213,957

Net investment income	2,070,652	488,569

Deductions:

Distributions paid to participants	1,173,146	1,053,316
Fees	3,900	2,400

Total Deductions	1,177,046	1,055,716

Change in Net Assets	5,080,235	1,116,814
Net Assets Available for Benefits:

Beginning of year	11,671,689	10,554,875

End of year	$16,751,924	$11,671,689

See notes to financial statements

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THE ROCKVILLE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF THE PLAN

The following description of The Rockville Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

a.	General – The Plan is a defined contribution plan covering substantially all employees of Rockville Bank (the “Bank”) who have 1,000 hours of service in a completed period of six to twelve months and have attained age 21. The Compensation Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Charles Schwab Trust Company and First Bankers Trust Company serve as the Trustees of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The plan was amended and restated effective January 1, 2011 for the purpose of obtaining a new determination letter.

b.	Contributions – Each year, participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Bank contributes 3% of participants’ compensation annually and for employees hired on or after January 1, 2005, the Bank may make a discretionary matching contribution equal to a uniform percentage of the amount contributed by participants, which percentage is determined each year by the Bank. Effective May 20, 2005, employer contributions may be in the form of cash or employer securities, at the employer’s discretion. Additional amounts may be contributed at the discretion of the Bank. No such additional discretionary contributions were made for the years ended December 31, 2012 and 2011. Participants may also contribute amounts representing distributions from other qualified plans and Individual Retirement Accounts and annuities.

c.	Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Bank’s 3% contribution, the Bank’s matching contribution if applicable, the Bank’s discretionary contributions if any, and charged with withdrawals and allocated gains and losses attributable to the account’s investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

d.	Investments – Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers twenty-four (24) mutual funds, a benefit responsive investment in a master trust, and Rockville Financial, Inc. common stock as investment options for participants.

e.	Vesting – Participants are always fully vested in their accounts.

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1.	DESCRIPTION OF THE PLAN – Continued

f.	Notes Receivable from Participants – Notes receivable from participants represent participant’s loans. Participants may borrow from their accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the current three-year certificate of deposit rate offered by the Plan Sponsor, Rockville Bank, plus 1% (1.90% and 2.49% at December 31, 2012 and 2011, respectively). There is an administrative loan processing fee of $150 and a participant may have only one loan outstanding at a time. Principal and interest is paid ratably through payroll deductions. Loans are generally repayable within five years; however, residential loans may be repayable over a period of up to 15 years.

g.	Payment of Benefits – On termination of employment for any reason, a participant may receive the value of his or her account as a lump-sum distribution in cash or by delivery of the number of full shares of Rockville Financial, Inc. common stock attributable to the account.

h.	Forfeited Accounts – There are no forfeitures available to offset future employer contributions at December 31, 2012 and 2011 and no forfeitures were utilized to reduce employer contributions for the years ended December 31, 2012 and 2011.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

b.	Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosures. Actual results could differ from those estimates.

c.	Risks and Uncertainties - The Plan invests in various investment instruments, including plan sponsor’s stock (Rockville Financial, Inc. – Ticker RCKB), mutual funds, and an insurance investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

d.	Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value except for its investment in master trust, which is valued at contract value (Note 8).

In accordance with accounting principles generally accepted in the United States of America (GAAP), the Trustee of the Plan classifies the Plan’s investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

d.	Investment Valuation and Income Recognition – Continued

Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment income for such investments.

e.	Fully Benefit-Responsive Investment Contracts – The Plan is required to report fully benefit responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a Master Trust. The statement of net assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

f.	Administrative Expenses – Administrative expenses of the Plan are paid by the Bank as provided in the Plan Document. Administrative expenses not paid by the Bank are paid by the Plan.

g.	Payment of Benefits – Benefit payments and plan distributions to participants are recorded when paid.

3.	REORGANIZATION

On March 3, 2011, Rockville Financial, Inc., (the “Company”), completed the “second step” conversion of Rockville Bank (the “Bank”) from a mutual holding company structure to a stock holding company structure (the “Conversion”) pursuant to a Plan of Conversion and Reorganization (the “Plan”). As part of the conversion, New Rockville Financial, Inc. succeeded Rockville Financial, Inc. as the stock holding company of Rockville Bank, and Rockville Financial MHC, Inc. was dissolved. Upon completion of the Conversion, the Company became the holding company for the Bank and acquired ownership of all the issued and outstanding shares of the Bank’s common stock. Each outstanding share of Rockville Financial, Inc. as of March 3, 2011 was exchanged for 1.5167 shares of New Rockville Financial, Inc. New Rockville Financial, Inc. changed its name to Rockville Financial, Inc. effective March 3, 2011. There was no gain or loss recognized as a result of this conversion.

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4.	INVESTMENTS

The following table presents the fair values of investments which represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2012	2011
Rockville Financial, Inc. – Common Stock	$4,415,928	$3,155,211
Investment in Master Trust	2,009,292	1,830,308
Columbia Acorn Fund Class A	933,771	767,785
T. Rowe Price Growth Stock Fund	1,405,846	—
Oppenheimer Global Fund Cl A	—	615,659
Growth Fund of America Cl A	—	795,444

The Plan’s investments measured by quoted prices in active markets (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows during the years ended December 31:

	2012	2011
Rockville Financial, Inc. – Common Stock	$798,185	$643,957
Oppenheimer Global Fund Cl A	120,464	(71,719)
Growth Fund of America Cl A	47,451	(48,314)
Columbia Acorn Fund Class A	79,859	(82,334)
Russell Lifepoints Growth Strat R2	45,179	(24,977)
Investment in Master Trust	113,591	62,291
Columbia Intermediate Bond Class A	6,547	7,851
Russell Lifepoints Bal Strat R2	53,865	(27,015)
Eaton Vance Large Cap Value Fd Cl A	3,676	(1,407)
Russell Moderate Strategy Fund Cl R2	21,359	(7,870)
Russell Lifepoints Eq Growth St R2	14,475	(9,002)
Alliance Bernstein Discovery Value	24,686	(33,917)
American Fund Balanced Cl A	43,469	2,936
Russell Lifepoints Consrv Strat R2	3,520	(180)
American Funds Europacific Growth A	87,531	(85,106)
Oppenheimer Main St Small Mid N	21,019	(4,462)
Oppenheimer International Bond N	11,622	(10,085)
Davis NY Venture Fund Class R	10,997	(9,141)
Pimco Commodity Real Return Strat A	(1,022)	(5,517)
T. Rowe Price Growth Stock Fund	127,360	(5,614)
T. Rowe Price Retirement Income Cl R	95	—
T. Rowe Price Retirement 2010 Fd Cl R	70	—
T. Rowe Price Retirement 2020 Fd Cl R	190	—
T. Rowe Price Retirement 2030 Fd Cl R	1,129	—
T. Rowe Price Retirement 2040 Fd Cl R	1,524	—
T. Rowe Price Retirement 2050 R	13	—
American Fundamental Investors A	58,940	(15,843)

Net appreciation	$1,695,794	$274,612

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5.	FAIR VALUE MEASUREMENTS

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011.

	Fair Value Measurements as of December 31, 2012 using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds	$8,822,682	$—	$—	$8,822,682
Common Stock	4,415,928	—	—	4,415,928
Cash and Cash Equivalents	281,860	—	—	281,860
Investments in Master Trust	—	2,009,292	—	2,009,292

Total	$13,520,470	$2,009,292	$—	$15,529,762

	Fair Value Measurements as of December 31, 2011 using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds	$5,814,872	$—	$—	$5,814,872
Common Stock	3,155,211	—	—	3,155,211
Cash and Cash Equivalents	4,698	—	—	4,698
Investments in Master Trust	—	1,830,308	—	1,830,308

Total	$8,974,781	$1,830,308	$—	$10,805,089

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

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7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated May 10, 2012, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with GAAP, the Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan has taken no uncertain tax positions that require adjustments to or disclosures in these financial statements.

8.	INVESTMENT IN MASTER TRUST

In 2002, the Plan began to offer a benefit-responsive investment option via a Master Trust. The Master Trust (trust) has a Group Annuity Contract (GAC) with Metropolitan Life Insurance Company (MET). Assets of the trust are backed by separate accounts managed by MET that are invested primarily in U.S. Government and agency securities. The trust’s contract value account with MET is credited with earnings based on anticipated market yield to maturity of separate accounts, amortization of the difference between the contract share of the market value of the separate account and the contract book value, anticipated fund charges, and contract deposits and disbursements. The trust’s contract value account is also credited for participant deposits and charged for participant withdrawals. The trust is included in the financial statements at contract value as reported to the Plan by the Trustee of the trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates are as follows for the years ended December 31:

	2012	2011
Average yield earned	5.37%	5.76%

Average yield credited to participants	2.93%	2.68%

The crediting interest rate is based on a formula agreed upon with MET, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis and reset every six months.

9.	RELATED PARTY TRANSACTIONS

The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of Rockville Financial, Inc. The Plan sponsor and these transactions qualify as exempt party-in-interest transactions. Loans to participants also qualify as exempted party-in-interest transactions.

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10.	SUBSEQUENT EVENTS

The Bank offered a defined benefit noncontributory pension plan through December 31, 2012 for eligible employees who met certain minimum service and age requirements hired before January 1, 2005. Pension plan benefits were based upon employee earnings during the period of credited service. The pension plan was frozen effective December 31, 2012. Employees hired on or after January 1, 2005 receive no benefits under the plan. All other employees will accrue no additional retirement benefits on or after January 1, 2013, and the amount of their qualified retirement income will not exceed the amount of benefits determined as of December 31, 2012. Concurrent with the hard-freeze, the bank has implemented a transitional non-elective contribution of 3% of compensation from 2013 through 2017 for active employees hired before January 1, 2005.

The Trustee of the Plan has evaluated subsequent events through May 31, 2013, which represents the date that the financial statements were available to be issued.

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SUPPLEMENTAL SCHEDULES

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THE ROCKVILLE BANK 401(k) PLAN

EIN: 06-0523930 PN: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS

(HELD AT END OF YEAR) DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Rockville Financial, Inc.	Common Stock	$3,042,145	$4,415,928
	Metlife Stable Value Account	Insurance Contract – Fixed Income	1,704,142	2,009,292
	Oppenheimer Global Fund Cl A	Mutual Fund - International Equity	719,763	761,477
	Eaton Vance Large-Cap Value Fd Cl A	Mutual Fund - Domestic Equity	103,396	106,007
	Davis NY Venture Fund Class R	Mutual Fund - Domestic Equity	216,207	221,025
	Columbia Intermediate Bond Class A	Mutual Fund - Fixed Income	546,623	571,303
	Columbia Acorn Fund Class A	Mutual Fund - Domestic Equity	858,936	933,771
	Russell Lifepoints Bal Strat R2	Mutual Fund - Lifestyle Funds	789,396	823,048
	Russell Lifepoints Growth Strat R2	Mutual Fund - Domestic Equity	488,170	494,652
	Russell Moderate Strategy Fund Cl R2	Mutual Fund - Lifestyle Funds	341,693	353,420
	American Fund Balanced Cl A	Mutual Fund - Balanced	500,808	556,902
	Alliance Bernstein Discovery Value	Mutual Fund - Domestic Equity	294,089	317,406
	American Fundamental Investors A	Mutual Fund - Domestic Equity	561,784	617,886
	American Funds Europacific Growth A	Mutual Fund - International Equity	681,482	708,249
	Pimco Commodity Real Return Strat A	Mutual Fund - Fixed Income	63,739	57,237
	Russell Lifepoints Eq Growth St R2	Mutual Fund - Lifestyle Funds	134,317	135,907
	Russell Lifepoints Cnsrv Strat R2	Mutual Fund - Lifestyle Funds	102,666	107,127
	Oppenheimer International Bond N	Mutual Fund - International Equity	248,477	256,035
	Oppenheimer Main St Small Mid N	Mutual Fund - Domestic Equity	173,930	205,380
	T. Rowe Price Growth Stock Fund	Mutual Fund - Domestic Equity	1,294,085	1,405,846
	T. Rowe Price Retirement Income Cl R	Mutual Fund - Fixed Income	5,276	5,371
	T. Rowe Price Retirement 2010 Fd Cl R	Mutual Fund - Domestic Equity	5,520	5,590
	T. Rowe Price Retirement 2020 Fd Cl R	Mutual Fund - Domestic Equity	11,419	11,608
	T. Rowe Price Retirement 2030 Fd Cl R	Mutual Fund - Domestic Equity	101,360	102,489
	T. Rowe Price Retirement 2040 Fd Cl R	Mutual Fund - Domestic Equity	62,316	63,840
	T. Rowe Price Retirement 2050 R	Mutual Fund - Domestic Equity	1,093	1,106
*	Rockville Financial Inc.	Cash Equivalent	279,886	279,886
*	Schwab Retirement Advantage	Cash Equivalent	1,974	1,974
*	Notes Receivable	2.09%, maturities through 2019	488,227	488,227

			$13,822,919	$16,017,989

*	Party-in-interest

See report of independent registered public accounting firm

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THE ROCKVILLE BANK 401(k) PLAN

EIN: 06-0523930 PN: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of asset (Include interest Rate and Maturity in case of loan)	Purchase Price	Sale Price	Lease Rental	Expense incurred with transaction	Cost of Asset	Current Value Of Asset on Transaction Date	Net Gain/ (loss)
T. Rowe Price Growth Stock Fund	Mutual Fund - Domestic Equity	$1,287,329	$122,165	$—	$—	$112,148	$1,405,846	$10,017

Growth Fund of America Class A	Mutual Fund - Domestic Equity	$4,317	$847,212	$—	$—	$825,819	$—	$21,393

Russell Lifepoints Bal Strat R2	Mutual Fund - Lifestyle Funds	$395,117	$124,873	$—	$—	$119,551	$823,048	$5,322

Russell Lifepoints Growth Strat R2	Mutual Fund - Domestic Equity	$249,795	$151,961	$—	$—	$154,254	$494,652	$(2,293)

Schwab Retirement Advantage Money Funds	Cash Equivalent	$2,806,538	$2,804,648	$—	$—	$2,804,648	$1,974	$—

Metlife Stable Value Account	Insurance Contract - Fixed Income	$410,104	$457,595	$—	$—	$408,670	$2,009,292	$48,925

See report of independent registered public accounting firm

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SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROCKVILLE BANK 401(k) PLAN

Date 5/31/2013	By:	/s/ Kristen Johnson
Kristen Johnson
Chairman of the Compensation
Committee Acting as Plan
Administrator

EXHIBIT INDEX

23.	Consent of Independent Registered Public Accounting Firm